UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

Application/Declaration                     )                 CERTIFICATE
Wisconsin Energy Corporation                )                     OF
File No. 70-9161                            )                 NOTIFICATION

     Wisconsin Energy Corporation ("WEC") submits this Certificate pursuant to Rule 24 under the Public Utility Holding Company Act of 1935 to notify the Securities and Exchange Commission of the completion of the transactions contemplated and authorized in the Order issued by the Securities and Exchange Commission in this file on May 21, 1998, Release Number 35-26877.

     WEC specifically notifies the Securities and Exchange Commission that:

     1. ESEG, Inc. was merged into Edison Sault Electric Company on May 31,
1998.

     2. Acquisition Sub was merged into ESELCO on May 31, 1998, with ESELCO surviving, and at such time each share of ESELCO common stock outstanding was converted into 1.5114 shares of WEC stock (except for fractional share interests which will be paid in cash).

     3. ESELCO was merged into WEC on June 1, 1998, with WEC surviving.

     4. That all such transactions were accomplished as authorized in said
Order.

Exhibits

     F-2. "Past Tense" Opinion of Counsel of Quarles & Brady.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has caused this Certificate to be signed on its behalf by its undersigned duly authorized officer.

WISCONSIN ENERGY CORPORATION

By: Calvin H. Baker
    --------------------------

Title:  Treasurer and Chief Financial Officer


Dated:  June 9, 1998